HERITAGE SERIES TRUST

CLASS A
DISTRIBUTION PLAN

AMENDED
SCHEDULE A

The maximum annualized fee rate pursuant to Paragraph 1 of the Heritage Series Trust Distribution Plan shall be as follows:

SMALL CAP STOCK FUND	0.35%
INTERNATIONAL EQUITY FUND	0.35%
MID CAP STOCK FUND	0.35%
DIVERSIFIED GROWTH FUND	0.35%
CORE EQUITY FUND	0.35%
EAGLE SMALL CAP CORE VALUE FUND	0.35%

Dated: March 29, 1993, as amended on August 30, 2002, November 14, 2003, November 18, 2004 and September 12, 2008.